UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer
Growing Talent LLC

Legal status of Issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Organization*
> California
>
> *Date of organization*
> October 25, 2019

Physical address of Issuer
2440 Mariposa Street, San Francisco, CA, 94110

Website of Issuer
https://growingtalent.org/

Current number of employees
0

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rashaan Everett
(Signature)

Rashaan Everett
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rashaan Everett
(Signature)

Rashaan Everett
(Name)

Manager
(Title)

May 5, 2020

Instructions.

1.   The form shall be signed by the Issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A: Form C-AR
EXHIBIT B: Financials

EXHIBIT A
FORM C-AR

May 5, 2020

Growing Talent LLC



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Growing Talent LLC ("**Growing Talent**", "**GT**", the "**Company**," the "**Issuer**", "**we**," "**us**", or "**our**"), for the sole purpose of providing an annual as required by the U.S. Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than one hundred and twenty (120) days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://growingtalent.org/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than three hundred (300) holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the exhibits hereto.

Growing Talent LLC is a California limited liability company, formed on October 25, 2019.

The Company is located at 2440 Mariposa Street, San Francisco, CA, 94110.

The Company's website is https://growingtalent.org/.

The Company conducts business in California.

A description of our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/growingtalent.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: the outbreak of coronavirus (COVID-19), recession, downturn or otherwise, local competition or changes in consumer taste. Even though the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy, and which is insured by the Federal Deposit Insurance Corporation, these adverse conditions could affect the Company's financial condition and the results of its operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's success depends on the experience and skill of its managers and officers, and the loss of any one of them could affect the Company's business.
In particular, the Company is dependent on Rashaan Everett, who is the Manager and Chief Executive Officer of the Company, Eric Patrick, who is the Chief Operating Officer, and Carl Gantz, who is the Chief Technology Officer. The Company has or intends to enter into employment agreements with Rashaan Everett, Eric Patrick, and Carl Gantz, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Rashaan Everett or

any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Our failure to protect our existing intellectual property rights may result in the loss of exclusivity or the right to use our educational modules and software related to cannabis order management, inventory reconciliation, cash management, point of sale, Marijuana Enforcement Tracking Reporting Compliance ("**IP**"). If we do not adequately ensure our freedom to use certain IP, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, and/or be enjoined from using such intellectual property.

We have not conducted formal evaluations to confirm that our IP does not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that our IP does not or will not infringe upon the intellectual property rights of third parties. If infringement were to occur, our development, manufacturing, sales and distribution of such IP may be disrupted.

Some of our IP is not protected under the relevant intellectual property laws, and, despite our precautions, it may be possible for third parties to obtain and use such intellectual property without authorization. Furthermore, some of the steps we have taken and may take in the future may not prevent misappropriation of our solutions or technologies, particularly in respect of officers and employees who are no longer employed by us.

Any failure to protect our intellectual property rights could impair our ability to use our IP and our brand.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our IP, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We may be unable to obtain intellectual property protection for our IP. In addition, our current IP may be challenged by third parties and may not provide us with competitive advantages. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our IP.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We rely on third-party computer software that may be difficult to replace, or which could cause errors or failures of our service.

We rely on computer software licensed from third parties in order to offer our service, including our database software licensed from Salesforce. This software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our service which could harm our business.

Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers' ability to use and share data, potentially reducing demand for CRM solutions and restricting our ability to store, process and share data with our customers. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition or results of operations may be adversely affected.

Damage to the Company's reputation could negatively impact the Company's business, financial condition and results of operations.

The Company's reputation and the quality of the Company's brand is critical to its business and success in existing markets and will be critical to the Company's success as it enter new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage the Company's business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to the Company's interests or may be inaccurate, each of which may harm the Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.

The Company's business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

We may in the future rely on licensees or franchisees for the operation of licensed or franchised technology, and we may have limited control with respect to the operations of licensed or franchised technology, which could impact our business adversely.

We may in the future rely on licensees or franchisees and the manner in which they operate under such licensees or franchise to develop and promote our business. Generally, our licensees are required to operate according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our Company's business plan. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws when licensees or franchisees execute on our Company's business plan.

Changes in government regulation of social equity programs could adversely impact our business.

The Company's customer base consists of persons of color receiving training through the Company's social equity incubation platform. While a growing number of states have included social equity provisions in their marijuana programs, the way such provisions will be implemented and potentially amended is hard to predict. Modifications to existing requirements or imposition of new requirements or limitations in the marijuana programs could have an adverse impact on the Company's business.

The Company's success is dependent upon the success and regulation of the marijuana industry.

The Company's training and incubation program is directly dependent on the success and regulation of the marijuana industry. The Company may have challenges consistent with the legal conflicts, expenses, complications, and delays often experienced by businesses engaged in the marijuana industry since it is a relatively new industry that may not succeed as a whole, especially if the federal law applicable to the marijuana industry is enforced. In the event that occurs, there may be a significantly reduced market for the Company's products and services. Furthermore, given the novelty of the marijuana industry, there are very few, if any, businesses with business models that the Company can use as guidance for its operations or build upon for success. The early stage of the marijuana industry also means there is very little data or information from competitors to review and analyze. Finally, changes in the marijuana industry could have a negative impact on certain market factors including rental prices, costs of associated real estate expenses, prices of marijuana and marijuana-infused products, supply, cost of inputs, and other key aspects which may impact business of the Company, and ultimately materially affect the financial condition and results of operations of the Company.

The Company's business and operations are subject to evolving regulatory framework in the United States.

The Company's retailers and customers constitute a major portion of the Company's revenue. Such business is regulated under California Proposition 215 (medical) and proposition 64 (recreational). The business success rests on the Company's ability to transition the Company's retailers and customers to from the usage of medical marijuana to recreational marijuana. The Company engages in the practice of advising and assisting the Company's clients to successfully transition into a fully compliant regime.

A change in the Company's corporate structure may result in the Company triggering the provisions of the Investment Company Act, 1940.

At present, the Company has acquired 5% of membership interest units of Good Tree Holdings, LLC, a California limited liability company (the "**Affiliate**"). The Company has also acquired software and software-related assets from the Affiliate. The Company plans to use this software to train persons of color to equip such persons with the business skills to own and operate their respective dispensaries. In the event the Company's corporate structure is modified, for any reason, at a future date, to reflect that the Company is engaging primarily in the business of investing, reinvesting or trading in securities (collectively, the "**Activities**") or holding itself out as being in the business of the Activities, then the Company would be deemed to be an Investment Company under the Investment Company Act, 1940. If such a situation arises, then the Company would be excluded from participating in Regulation Crowdfunding.

The Company's and its Affiliate's customers may indulge in activities which are considered to be illegal under U.S. Federal Law and some state laws.

The Company and its Affiliate engage in the business of training persons of color to equip such persons with business skills to own and operate their own marijuana dispensaries. The activities related to the dispensation of marijuana by the Company's customers, and not the Company, may be found to be in violation of the U.S. federal laws. Marijuana remains illegal as a Schedule I drug under the Controlled Substance Act ("**CSA**"), based upon policies, rules, and regulations of the federal government designating it as a substance which has no safe medical use and a high risk of abuse or misuse. Following enactment of the Agriculture Improvement Act of 2018, the definition of marijuana has been clarified to include cannabis products that contain over 0.3% tetrahydrocannabinol. Unless Congress amends the CSA, it will remain illegal to distribute marijuana under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, strict enforcement of federal law regarding marijuana would harm the Company's business, prospects, results of operation, reputation, and financial condition. The Company's customers also face the risk of being prosecuted under the federal Racketeer Influenced and Corrupt Organizations statute, state nuisance laws and other U.S. criminal statutes. Additionally, the marijuana related property owned by the Company's customers may be subject to seizure by law enforcement and subsequent civil asset forfeiture.

The customers of the Company and its Affiliate will be faced with unfavorable treatment of marijuana related business under Federal Tax Law.

Internal Revenue Code Section 280E denies all ordinary and necessary business expenses paid or incurred in connection with the sale or trafficking of controlled substances listed on Schedule I or II of the CSA. Currently, 21 USC 812(c)(10) lists marijuana as a Schedule I drug. Furthermore, the courts have held that the sale of marijuana constitutes trafficking, regardless of legality at the state level. Thus, the ordinary and necessary deductions available to most businesses may be denied to marijuana related businesses and may have a material impact on the business operations of the Company and its Affiliate.

The Company's transaction with its Affiliate may attract negative consequences under Federal Tax Law.

The Company has acquired software and software-related assets and membership units from its Affiliate. The Internal Revenue Service may deem the consideration for such acquisition to be in violation of Section 482 of the Internal Revenue Code, which states that exchanges of intangible property among related parties take place at the same prices as would be expected in similar transactions among unrelated parties.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

BUSINESS

Description of the Business
The Company is a software-application based platform acting as social equity incubator that provides on-demand training, providing investment capital, compliance training, licensing support, and operations development to people of color disproportionately impacted by the war on drugs. The Company seeks to provide business and technological assistance to verified social equity applicants in exchange for equity partnerships. The Company has developed proprietary retail management software which has assisted cannabis dispensaries with industry-leading features including transportation and cash management.

Business Plan
The Company plans to market its services, integrating its business model with new developers and hiring new personnel to help grow its business. The Company further aims to develop the Company's software footprint by onboarding and training future dispensary owners to operate such software and expand their respective businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Training and incubation services	Proprietary platform developed using third-party software. By utilizing the Company's technology, this platform assists persons of color to develop business and leadership skills in the field of cannabis dispensation.	Social equity applicants that are seeking business and technological assistance in exchange for equity partnerships in Los Angeles, Oakland, and San Francisco.

Competition
The markets in which the Company's services are sold are competitive. The Company faces competition from the incubator program developed by Cresco Labs titled 4th MVMT Cresco Labs Hood Incubator One Cannabis.

Customer Base
The Company's customer base comprises verified applicants who are inducted into the Company's social equity incubation program. After the induction, the Company works closely with such applications on their business development skills and provides technological assistance to such applicants so they can start their own cannabis dispensaries successfully.

Intellectual Property
The Company owns Good Tree Social Equity Incubation Training Program, Good Tree Technology Documentation, Good Tree Manual and Good Tree Accounting Policies and Procedures.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

MANAGERS AND OFFICERS
The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rashaan Everett	Manager and Chief Executive Officer	Founder & CEO (October 2019 – Present) Responsibilities include managing the Company's financial and administrative operations, formulating strategy, budgeting, fundraising, marketing operations. For the period starting from June 2016 through May 2017, Rashaan worked full time as a Technology Consultant for Accenture. Since May 2017, Rashaan has worked full time for Growing Talent, Good Tree Holdings.	Howard University (B.S. Finance, 2016)
Carl Gantz	Chief Technology Officer	CTO (October 2019 – Present) Responsibilities include coding, software architecture, technical operations, management of all development efforts. For the period starting from November 8, 2016 through September 2019, Carl has worked as CEO of CannaData Solutions, as well as Data and Research work for UCLA.	University of Colorado-Boulder (B.A. Mathematics & Economics, 2014)

		COO (October 2019 – Present) Responsibilities include managing the Company's health-based operations. For the period starting from November 8, 2016 through September 2019, Eric has worked as a pharmacist at Children's Health System in Dallas, Texas. From August 3, 3019 till present, Eric has founded and managed Black Market Exchange, LLC, an online platform providing financial education to persons of color.	
Dr. Eric Patrick,	Chief Operating Officer		Howard University (Doctor of Pharmacy, 2011)

University of South Florida (B.S. Biomedical Services, 2007) |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorneys' fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interest Units
Amount outstanding/Face Value	1,000
Voting Rights	None*
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

*No voting rights apart from those exercised in the event a manager is removed.

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Dollar Amount outstanding	$261,345
Voting Rights	None
Anti--Dilution Rights	None

Some of the Company's Membership Interest Units ("**Membership Interest Units**") were granted to certain members with the Company receiving monetary compensation as shown below. See "Previous Offerings of Securities" below.

The Company has no outstanding debt.

Ownership

Below the beneficial owners of fifteen percent (15%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership	Capital Contribution
Rashaan Everett	Membership Interest Units	60%	$600
Carl Gantz	Membership Interest Units	25%	$250
Eric Patrick	Membership Interest Units	15%	$150

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Growing Talent LLC (the "**Company**") was organized on October 25, 2019 under the laws of the State of California, and is headquartered in San Francisco, California. The Company is a social equity incubator that includes in-person and on-demand training providing investment capital, compliance training, licensing support, and operations development to people of color disproportionately impacted by the war on drugs.

Cash and Cash Equivalents
The Company has $30,000 cash on hand which provides a 6-month runway for the Company.

The Company considers all highly liquid investments with an original maturity of ninety (90) days or less to be cash equivalents. The Company does not currently hold any cash equivalents, however, at some point and at times not currently known, the Company will hold cash equivalents which may or may not pay interest.

Liquidity and Capital Resources
The Company expects to reach profitability within the next three (3) years if not sooner. The cash purchase to financed sale ratio will dictate how long it takes for the Company to reach positive cashflow.

Purchase of Assets and Units from the Company's Affiliate
The Company has acquired all of its assets (specifically, Social Equity Incubation, Training Program, Technology Documentation, and Manual and Accounting Policies and Procedures) from Good Tree Holdings, LLC (the "**Affiliate**") pursuant to an Asset and Units Purchase Agreement, dated November 8, 2019 (the "**Asset Agreement**"). Also, pursuant to the Asset Agreement, the Company purchased from the Affiliate five percent (5%) membership interest of the Affiliate. The consideration paid pursuant to the Asset Agreement is $150,000.

Capital Expenditures and Other Obligations
The Company does not intend to make any capital expenditures in the future.

Valuation
The Company has no ascribed valuation and its securities are priced arbitrarily.

Trends and Uncertainties
The outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	$261,345	1,118	Development of Curriculum, Training Module, Software Development, General Marketing, General Working Capital	November 12, 2019	Regulation CF
Membership Interest Units	$1,000	1,000	General Working Capital	October 25, 2019	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has acquired all of its assets (specifically, Social Equity Incubation, Training Program, Technology Documentation, and Manual and Accounting Policies and Procedures) from Good Tree Holdings, LLC (the "**Affiliate**") pursuant to an Asset and Units Purchase Agreement, dated November 8, 2019 (the "**Asset Agreement**"). The Affiliate is a retail partner. The Company trains incubator participants on cannabis dispensary operations then sends them to the Affiliate to open a dispensary. Also, pursuant to the Asset Agreement, the Company purchased from the Affiliate five percent (5%) membership interest of the Affiliate. The consideration paid pursuant to the Asset Agreement is $150,000. The Company and the Affiliate are under the common control of Rashaan Everett, the Manager and CEO of the Company and the Affiliate.

EXHIBIT B
Financials

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, Rashaan Everett, the Manager of Growing Talent, LLC (the "**Company**"), hereby certify that

(1) the Company's financial statements included in this Form C-AR are true and complete in all material respects; and

(2) that the information below accurately reflects the information which will be reported on the Company's federal income tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of May 5, 2020.

/s/ Rashaan Everett (Signature)

Name: Rashaan Everett

Title: Manager

Date: May 5, 2020